Filed Pursuant to Rule 424(b)(3)

Registration No. 333-158478

GLOBAL INCOME TRUST, INC.

(formerly known as Macquarie CNL Global Income Trust, Inc.)

STICKER SUPPLEMENT DATED JULY 1, 2011

TO PROSPECTUS DATED APRIL 23, 2010

This sticker supplement is part of, and should be read in conjunction with, our base prospectus dated April 23, 2010 and the Supplement No. One thereto dated March 22, 2011 (collectively, the “Prospectus”), the Sticker Supplement dated June 9, 2011 and the Sticker Supplement dated June 14, 2011. Capitalized terms used in this sticker supplement have the same meaning as in the Prospectus unless otherwise defined herein. The terms “we,” “our,” “us” and “Global Income Trust” include Global Income Trust, Inc. (formerly known as Macquarie CNL Global Income Trust, Inc.) and its subsidiaries.

This information is presented as of June 30, 2011.

RECENT DEVELOPMENTS

Change in Ownership of Advisor and Property Manager

We were organized by our original co-sponsors, CNL Financial Group, LLC (“CNL”) and Macquarie Infrastructure and Real Assets Inc. (formerly known as Macquarie Capital Funds Inc.) (“MIRA”). In addition, affiliates of CNL and Macquarie Real Estate Advisory Services LLC, a wholly-owned subsidiary of MIRA (“MREAS”), held the equity interests in our advisor, Macquarie CNL Global Income Advisors, LLC, and in our property manager, Macquarie CNL Global Income Managers, LLC.

Earlier in 2011, CNL and MIRA collectively began exploring how to achieve certain administrative and organizational efficiencies in the oversight responsibilities of our Company. They concluded that efficiencies could be attained through CNL’s single sponsorship and administration of our Company, as well as CNL’s and its affiliates continuing to focus on domestic investments for us, while MIRA and its affiliates continue to focus their energies on assisting us in indentifying, acquiring and operating international investments. In an effort to execute on these efficiencies, on June 30, 2011, MREAS sold its equity interests in our advisor and our property manager to affiliates of CNL. In connection with that sale, the name of our company has been changed to Global Income Trust, Inc., effective as of June 30, 2011. In addition, to reflect that the ownership of our advisor and property manager is now vested solely in affiliates of CNL, our advisor’s name has been changed to CNL Global Income Advisors, LLC and our property manager’s name has been changed to CNL Global Income Managers, LLC. As a result of affiliates of CNL becoming the sole equity owners of our advisor and property manager, CNL Financial Group, LLC became the sole sponsor of our Company.

Affiliates of CNL and MREAS remain as sub-advisors to our advisor and as sub-property managers for our property manager. In addition, our advisor entered into a sub-advisory agreement with MGPA Advisory (Singapore) Pte Ltd (“MGPA Advisory,” “MGPA Sub-advisor,” or “MGPA Property Manager”). MGPA Advisory is a subsidiary of MGPA Limited. As previously noted in our Prospectus, MGPA Limited is an independently managed private equity real estate investment advisory company focused on real estate investment in Europe and Asia. Through its network of offices in Europe and Asia, MGPA Limited currently manages US$10 billion (as of December 31, 2010) in assets through those two regions. Its managed investments include development and redevelopment projects, joint-ventures and real estate operating companies in the office, retail, industrial, residential and hotel sectors. Macquarie Bank Limited, a subsidiary of Macquarie Group Limited, owns a joint venture interest in MGPA Limited and the senior management team of MGPA Limited owns the remaining joint venture interests. Matthew S. Banks, a member of our board of directors, is also a member of the board of directors of MGPA Limited.

The MGPA Sub-advisor will provide due diligence, acquisition, and brokerage services to our advisor primarily with respect to Asian and European properties. The Macquarie Sub-advisor, whose sub-advisory agreement with the advisor was concurrently modified, will provide such services primarily with respect to Australian properties, while the CNL Sub-advisor will provide such services primarily with respect to United States and Canadian properties. Each of the sub-advisor agreements between our advisor and its sub-advisors runs co-terminus with the advisory agreement, subject to an unlimited number of successive one-year renewals concurrent with one year renewals of the advisory agreement. In addition, each of the sub-advisory agreements may be terminated immediately by the sub-advisor or the advisor for certain other occurrences, among them being fraud, criminal conduct, willful misconduct or willful negligent breach of fiduciary duty by the sub-advisor, or a material breach of the sub-advisor agreement that is not cured within an applicable cure period after notice. As compensation for their services, our advisor will pay each sub-advisor a percentage of the fees our advisor receives from us or our Operating Partnership after deducting certain expenses and other payments made by our advisor. Subject to the restrictions on the reimbursement of expenses contained in our Advisory Agreement, our advisor also will reimburse each sub-advisor for all reasonable and necessary expenses incurred or paid by the sub-advisor in connection with the services performed for our advisor and we are responsible for reimbursing our advisor for their expenses.

Our property manager has entered into a sub-property management agreement with MGPA Advisory for the day-to-day management of properties that we may acquire in Asia and Europe, while our property manager also entered into an amended sub-property management agreement with the Macquarie Property Manager for the day-to-day management of properties that we may acquire in Australia. The CNL Property Manager will continue to focus its property management activities on properties located in the United States and Canada pursuant to its sub-property management agreement with our property manager. The provisions of the sub-property management agreements between our property manager and its sub-property managers are substantially the same as described in our Prospectus, with the exception that the Macquarie Property Manager and the MGPA Property Manager will be paid a property management fee in an amount equal to, unless otherwise agreed, 4.3% of gross revenues of the properties they manage.

Our management believes that these changes facilitate a more efficient way to leverage the global real estate competency of MIRA and MGPA Limited while decreasing certain administrative costs of our Company. Our investment objectives and policies remain the same and no changes were made to our advisory agreement with our advisor or our property management agreement with our property manager. Although a CNL affiliate is the sole member of our advisor and as such has sole management authority for the advisor, the advisor’s investment committee was expanded to seven members and includes one member designated by the Macquarie Sub-advisor, two members designated by the MGPA Sub-advisor, and four members designated by our advisor. No investment can be made without the concurrent approval of one or more of the advisor’s designees to the investment committee. Matthew S. Banks remains a member of our board of directors, but he is no longer a member of the board of managers of our advisor. Mark D. Mullen and Lilian Wong resigned their positions as officers of the Company and the advisor effective April 7, 2011 and July 1, 2011, respectively. CNL and its affiliates continue to provide all back-office administration for the advisor and our Company, and the CNL, Macquarie and MGPA Sub-advisors and Property Managers will provide services pursuant to their respective agreements with our advisor and property manager.

Our advisor and property manager were originally formed as a joint venture between affiliates of CNL and MIRA for the purpose of jointly advising and managing our Company and our investments. Given the operational efficiencies that are produced with only one sponsor, CNL and MIRA have determined that it is in the best interest of our Company and our stockholders that management, administrative and investment responsibilities be functionally realigned while maintaining our investment objectives and policies. The ownership changes described in this sticker supplement do not affect our investment objectives or strategies. We will continue to pursue global income oriented real estate investments by leveraging the value of the international real estate expertise of MIRA and its affiliates and related entities combined with the domestic real estate expertise of CNL.

Our Structure

The following organizational chart replaces the organizational chart in our Prospectus in its entirety:

The following chart indicates the relationship between our advisor, our sponsor, certain affiliates of our sponsor and other entities that provide services to us.

The foregoing information should be read in conjunction with your reading of the entire Prospectus, with particular reference to the following sections of the Prospectus: “PROSPECTUS SUMMARY,” “QUESTIONS AND ANSWERS ABOUT THIS OFFERING,” “RISK FACTORS,” “OUR STRUCTURE,” “PRIOR PERFORMANCE SUMMARY,” “MANAGEMENT,” “THE ADVISOR AND THE ADVISORY AGREEMENT – Our Advisor,” “ – The Investment Committee,” “– Sub-advisors,” and “– Property Manager - Sub-Property Managers.”

ADDITIONAL INFORMATION

The following information supersedes and replaces in full the last paragraph under “ADDITIONAL INFORMATION” on page 194 of the Prospectus.

Our sponsor also maintains a web site at www.incometrust.com containing additional information about our business, but the contents of the web site are not incorporated by reference in, or otherwise a part of, this prospectus.

DEFINITIONS

The following definitions are added under the heading “DEFINITIONS” commencing on page 195 of the Prospectus.

“MGPA Advisory” means MGPA Advisory (Singapore) Pte Ltd.

“MGPA Property Manager” means MGPA Advisory (Singapore) Pte Ltd.

“MGPA Sub-advisor” means MGPA Advisory (Singapore) Pte Ltd.

The following definitions supersede and replace in full the corresponding definitions under the heading “DEFINITIONS” commencing on page 195 of the Prospectus.

“advisor” means CNL Global Income Advisors, LLC, a Delaware limited liability company (formerly known as Macquarie CNL Global Income Advisors, LLC), or any successor advisor to the Company and the Operating Partnership. Notwithstanding the foregoing, a Person hired or retained by CNL Global Income Advisors, LLC to perform property management and related services for the Company or our Operating Partnership that is not hired or retained to perform substantially all of the functions of CNL Global Income Advisors, LLC with respect to the Company or our Operating Partnership as a whole will not be deemed to be our advisor.

“CNL Property Manager” means CNL Global Income Sub-Managers, LLC, a Florida limited liability company (formerly known as CNL Global Income Managers, LLC).

“CNL Sub-advisor” means CNL Global Income Sub-Advisors, LLC, a Florida limited liability company (formerly known as CNL Global Income Advisors, LLC).

“Company” means Global Income Trust, Inc., a Maryland corporation (formerly known as Macquarie CNL Global Income Trust, Inc.).

“Operating Partnership” means Global Income, LP, a Delaware limited liability company (formerly known as Macquarie CNL Income, LP).

This sticker supplement contains forward-looking statements. These statements generally are characterized by the use of terms such as “may,” “will,” “should,” “plan,” “anticipate,” “estimate,” “predict,” “believe,” “intend” and “expect” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, actual results could differ materially from those set forth in the forward-looking statements. Given these uncertainties, we caution investors and potential investors not to place undue reliance on such statements. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect future events or circumstances or to reflect the occurrence of unanticipated events.